Occidental Petroleum Corporation	Greenway Plaza, Suite 110, Houston, Texas 77046-0521 P.O. Box 27570, Houston, Texas 77227-7570 713.215.7000

Via Edgar

July 3, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Stop 4628
Washington, D.C. 20549

Attention:	Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources

Re:	Occidental Petroleum Corporation
Registration Statement on Form S-4
Filed June 7, 2019
File No. 333-232001

Dear Mr. Skinner:

We are responding to your comment letter dated July 1, 2019 related to our Registration Statement on Form S-4 filed on June 7, 2019. For ease of reference, we have repeated the Staff’s comments in bolded text preceding each response.

Form S-4 filed June 7, 2019

Unaudited Pro Forma Condensed Combined Financial Data, page 131

1.
Expand the disclosure under the fifth bullet point to explain how the maturities on the new indebtedness ranging “from one to 30” years described under the bullet point are consistent with the disclosure under the caption “Financing of the Merger and Treatment of Existing Debt”, provided on page 16, which appears to indicate shorter maturities.

Response to Comment 1:

We have expanded the disclosure under the caption “Financing of the Merger and Treatment of Existing Debt” regarding the committed $21.8 billion 364-day senior unsecured bridge loan facility to include the following:

“Such commitments were reduced by an aggregate principal amount of $8.8 billion, to an aggregate principal amount of $13.0 billion, upon Occidental’s entry into the term loan credit agreement described below and will be further reduced to the extent that Occidental obtains certain other long-term debt financing or debt financing commitments...including asset sales pursuant to the Total transaction.”

Occidental Petroleum Corporation

We have expanded the disclosure under the fifth bullet point to include the following:

“the incurrence by Occidental of $21.8 billion of new indebtedness to finance a portion of the cash merger consideration, consisting of (i) $8.8 billion in term loans incurred under the term loan credit agreement, with maturities of 364 days and two years, and (ii) $13 billion in long-term debt issued or incurred in lieu of borrowings pursuant to, and which would reduce to $0 the commitments under, the bridge loan commitment letter, with maturities of up to thirty years.”

Notes to Pro Forma Financial Statements
Pro Forma Adjustment (e), page 143

2.	Expand your disclosure in pro forma adjustment (e)(i) to explain how the estimated average annual interest rate of 4.3% assumed on the new indebtednesss of $21.8 billion was determined.

Response to Comment 2:

We have expanded the disclosure in pro forma adjustment (e)(i) to include the following:

“Issuance of $21.8 billion of new indebtedness, with an estimated average annual interest rate of 4.3%, yielding net proceeds of $4.4 billion and $17.2 billion in short- and long-term debt, respectively. Anticipated proceeds are net of $238 million in debt issuance costs. After giving effect to the pay down of $8.8 billion in aggregate principal amount of term loans with the proceeds from the anticipated divestiture and other sources, the estimated average annual interest rate of the remaining $13 billion of new indebtedness is 4.6%.  Estimated interest rates are based on underlying U.S. Treasury rates adjusted for Occidental’s anticipated credit spreads across a range of maturities.”

3.
Provide us a supplemental analysis that shows, in reasonable detail, how the pro forma interest expense and amortization on the new debt is approximately $154 million and $615 million for the three months ended March 31, 2019 and the year ended December 31, 2018, has been calculated.

Response to Comment 3:

We have expanded the disclosure in pro forma adjustment (e)(ii) to include the following:

“After giving effect to the pay down of $8.8 billion in aggregate principal amount of term loans, the associated pro forma interest expense and amortization on the remaining $13 billion of new indebtedness is approximately $154 million and $615 million for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively. A one percent change in the assumed interest rate of the $13 billion in new indebtedness would increase or decrease the interest expense by $33 million and $130 million for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively. In the event the $8.8 billion of term loans are not repaid and remain outstanding, pro forma interest expense would increase by approximately $84 million and $336 million for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively.”

Occidental Petroleum Corporation

We also advise the Staff that pro forma interest expense and amortization on the new debt of $154 million and $615 million for the three months ended March 31, 2019 and the year ended December 31, 2018 have been calculated as follows:

in millions	Year ended December 31, 2018
New indebtedness issued and outstanding after giving effect to pay down of $8.8 billion in aggregate principal amount of term loans	$13,000
Estimated average annual interest rate	4.6%
Estimated interest expense	598
Amortization of debt issuance costs	17
Annual pro forma interest expense and amortization	$615
Quarterly pro forma interest expense and amortization	$154

Pro Forma Adjustment (f), page 143

4.
Pro forma adjustment (d) indicates that the fair value adjustments to Anadarko’s property, plant and equipment, intangible assets, and debt were $38,839 million, $2,335 million, and $(2,133) million, respectively. Expand the disclosure under note (f) to reconcile the adjustments shown under that note to the amounts reflected in note (d).

Occidental Petroleum Corporation

Response to Comment 4:

We have expanded the disclosure in pro forma adjustment (f) to include the following table to reconcile the adjustments shown under the note to the amounts reflected in note (d):

in millions	as of March 31, 2019
Fair value of Anadarko property, plant and equipment excluding Anadarko’s Africa assets	$47,891
Less: Anadarko historical value property, plant and equipment excluding Anadarko’s Africa assets	(17,613)
Fair value adjustment to increase Anadarko property, plant and equipment, net of Anadarko’s Africa assets	30,278

Fair value of property and equipment held for sale related to Anadarko’s Africa assets	9,384
Less: Anadarko historical value property and equipment related to Africa assets	(2,693)
Fair value adjustment to increase value related to Anadarko’s Africa assets(1)	6,691

Fair value of WES property, plant and equipment	10,500
Less: WES historical property, plant and equipment	(8,630)
Fair value adjustment to increase WES property, plant and equipment	1,870

Fair value adjustment to Anadarko’s property, plant and equipment per Note (d)	$38,839

Fair value of Intangible assets	$3,168
Less: WES historical intangible assets	(833)
Fair value adjustment to increase Intangible assets per Note (d)	$2,335

Fair value adjustment to increase WES property, plant and equipment	$1,870
Fair value adjustment to increase Intangible assets	2,335
Less: fair value adjustment attributable to noncontrolling interests	(1,892)
Fair value adjustment to increase WES property, plant and equipment and intangibles	$2,313

Fair value of debt attributable to Anadarko, excluding WES, assumed by Occidental	$12,628
Less: Anadarko historical debt, excluding WES debt	(10,512)
Fair value adjustment to Anadarko debt, excluding WES debt, assumed by Occidental	$2,116
Fair value adjustment for WES debt	17
Fair value adjustment to increase debt per Note (d)	$2,133

(1)	For additional information regarding the assumed transfer tax liability associated with Anadarko’s Africa assets, see “—Preliminary Purchase Price Allocation” above.

in millions	as of March 31, 2019
Fair value adjustment to increase Anadarko property, plant and equipment, net of Anadarko’s Africa assets	$30,278
Fair value adjustment to increase WES property, plant and equipment and intangibles	2,313
Fair value adjustment to Anadarko’s debt, excluding WES debt, assumed by Occidental (2)	(2,116)
$30,475
Estimated statutory domestic tax rate for the combined entity	23%
$7,009

(2)	Excludes fair value adjustment to WES debt of $17 million because the impact to deferred tax liabilities net of noncontrolling interests and the estimated statutory domestic tax rate was immaterial.

Occidental Petroleum Corporation

General

5.
Consistent with the requirements of Item 103 of Regulation S-K and pursuant to Item 10(a) of Form S-4, please revise your disclosure to describe any pending material litigation relating to the merger transaction. In that regard, we note the lawsuit filed on May 30, 2019, in the Court of Chancery of the State of Delaware seeking to inspect Occidental’s books and records. In your related Rule 425 submission on May 30, you state that you “will respond in due course.” We also note your risk factor disclosure at page 34 captioned: “Potential litigation against Occidental and Anadarko could result in an injunction preventing the completion of the merger or a judgment resulting in the payment of damages.”

Response to Comment 5:

While we respectfully do not believe the matters described below are material to the merger, in response to the Staff’s comment, we have included under a new heading “Litigation Relating to the Merger” the following disclosure:

“On May 30, 2019, Anadarko received a demand letter from counsel to a purported Anadarko stockholder, seeking inspection of Anadarko’s books and records pursuant to Section 220 of the DGCL. On May 9, 2019, Anadarko received a demand letter from counsel to a different purported Anadarko stockholder, seeking inspection of Anadarko’s books and records pursuant to Section 220 of the DGCL.

On May 30, 2019, a complaint was filed in the Court of Chancery of the State of Delaware by purported Occidental stockholders High River Limited Partnership, Icahn Partners Master Fund LP and Icahn Partners LP, seeking inspection of Occidental’s books and records pursuant to Section 220 of the DGCL. On June 14, 2019, Occidental filed an answer to the complaint in the Court of Chancery of the State of Delaware.”

We have also revised the relevant risk factor as follows:

“On May 30, 2019, Anadarko received a demand letter from counsel to a purported Anadarko stockholder, seeking inspection of Anadarko’s books and records pursuant to Section 220 of the DGCL. On May 9, 2019, Anadarko received a demand letter from counsel to a different purported Anadarko stockholder, seeking inspection of Anadarko’s books and records pursuant to Section 220 of the DGCL. On May 30, 2019, a complaint was filed in the Court of Chancery of the State of Delaware by purported Occidental stockholders High River Limited Partnership, Icahn Partners Master Fund LP and Icahn Partners LP, seeking inspection of Occidental’s books and records pursuant to Section 220 of the DGCL. On June 14, 2019, Occidental filed an answer to the complaint in the Court of Chancery of the State of Delaware.

Occidental Petroleum Corporation

In addition, other stockholders of Occidental or Anadarko may file lawsuits against Occidental, Anadarko and/or the directors and officers of either company in connection with the merger. These lawsuits, including the matters described above, could prevent or delay the completion of the merger and result in significant costs to Anadarko and/or Occidental, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim, including the matters described above, that remains unresolved at the time the merger is completed may adversely affect Occidental’s business, financial condition, results of operations and cash flows.”

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (713) 215-7802.

Very truly yours,

/s/ Marcia E. Backus
Marcia E. Backus
Senior Vice President, General Counsel
and Chief Compliance Officer
Occidental Petroleum Corporation

cc:

Faiza J. Saeed, Esq.
George F. Schoen, Esq.
Allison M. Wein, Esq.
Cravath Swaine & Moore, LLP
825 Eighth Avenue
New York, New York 10019